# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NewHydrogen, Inc., CIK 0001371128
CUSIP: 651451106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 27936 Vista Canyon Blvd., Suite 202, Santa Clarita, California (CA), 91387
Date of event which requires filing of this statement: 10/23/2026
Filed by CIK 0001481028
Persons authorized to receive notices and communications: SunHydrogen, Inc., Attention: Timothy Young, CEO, BioVentures Center 2500 Crosspark Road, Coralville, Iowa (IA), 52241, (805) 966-6566

## Reporting persons
- SunHydrogen, Inc. (CIK 0001481028): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 610,950,000; shared voting power 0; sole dispositive power 610,950,000; shared dispositive power 0; aggregate amount beneficially owned 610,950,000 (42.7% of the class)
  Comment: (1) Includes (i) 203,650,000 shares of common stock, and (ii) 407,300,000 shares of common stock issuable upon exercise of warrants.
  
  (2) Represents the percentage ownership based on 1,024,362,103 shares of common stock of NewHydrogen outstanding as of October 26, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: NewHydrogen, Inc.
Address of issuer's principal executive offices: 27936 Vista Canyon Blvd., Suite 202, Santa Clarita, California (CA), 91387

## Item 2. Identity and Background
Name of person filing: SunHydrogen, Inc. ( "SunHydrogen") is a Nevada corporation.
Residence or business address: The address of SunHydrogen's principal office is BioVentures Center, 2500 Crosspark Road, Coralville, IA 52241.
Present principal occupation or employment: SunHydrogen's principal business is developing photoelectrochemical, or PEC, panels that produce renewable hydrogen from sunlight and water.
Criminal convictions in the last five years: During the last five years, SunHydrogen has not been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, SunHydrogen was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Nevada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 23, 2026, SunHydrogen entered into and closed a securities purchase agreement with NewHydrogen, Inc. ("NewHydrogen"). Pursuant to the purchase agreement, NewHydrogen issued and sold to SunHydrogen, in a private placement, 203,650,000 shares of common stock of NewHydrogen and warrants to purchase up to 407,300,000 shares of common stock of NewHydrogen, for an aggregate purchase price of $2,999,764.50 (or $0.01473 per share). The warrants are exercisable immediately upon issuance for a period of five years and have an exercise price of $0.016203 per share. The source of the funds SunHydrogen used for purchase of the securities under the Purchase Agreement was SunHydrogen's working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of SunHydrogen's acquisition of securities of NewHydrogen was to make a strategic investment in NewHydrogen and to explore potential technical and commercial collaboration between SunHydrogen and NewHydrogen in the field of renewable hydrogen production.

SunHydrogen does not have any plans or proposals which would relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of NewHydrogen, or the disposition of securities of NewHydrogen, provided that, SunHydrogen may, in its discretion, acquire additional shares of NewHydrogen by exercising the warrants SunHydrogen acquired under the purchase agreement in accordance with the terms thereof;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NewHydrogen or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of NewHydrogen or any of its subsidiaries;

(d) Any change in the present board of directors or management of NewHydrogen, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that, SunHydrogen may seek to have Timothy Young, the chief executive officer of SunHydrogen, or other person designated by SunHydrogen, elected to NewHydrogen's board of directors;

(e) Any material change in the present capitalization or dividend policy of NewHydrogen;

(f) Any other material change in NewHydrogen's business or corporate structure;

(g) Changes in NewHydrogen's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NewHydrogen by any person;

(h) Causing a class of securities of NewHydrogen to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of NewHydrogen becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, SunHydrogen beneficially owns 610,950,000 shares of common stock of NewHydrogen, including (i) 203,650,000 shares of common stock, and (ii) 407,300,000 shares of common stock issuable upon exercise of warrants, which represents beneficial ownership of approximately 42.7% of NewHydrogen's common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: SunHydrogen may be deemed to hold sole voting and dispositive power over 610,950,000 shares of common stock of NewHydrogen.
Transactions in the class effected during the past sixty days: Other than the acquisition of the securities as reported herein, and as described under Item 3, SunHydrogen has not effected any transactions in the securities of NewHydrogen during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of SunHydrogen, no person other than SunHydrogen has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 610,950,000 shares of common stock reported in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, agreements, understandings or relationships (legal or otherwise) between SunHydrogen and any other person with respect to any securities of NewHydrogen.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- SunHydrogen, Inc.: /s/ Timothy Young, Timothy Young / Chief Executive Officer (10/28/2026)